Exhibit 99.2

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Vinci Partners Reports Third Quarter 2023 Results

Alessandro Horta, Chief Executive Officer, stated, “We achieved our highest level of management fee revenues since our IPO this quarter, translating into R$0.95 of FRE per share. The fundraising in Private Markets is advancing well and continues to push growth, raising R$1.3 billion across Private Equity, Infrastructure and Real Estate strategies in the third quarter. Furthermore, we recently announced a strategic partnership with Ares, one of the leading alternative asset managers globally, which holds the potential to significantly bolster our fundraising and M&A efforts going forward.”

Dividend

Vinci Partners has declared a quarterly dividend of US$0.17 per share to record holders of common stock at the close of business on November 22, 2023. This dividend will be paid on December 07, 2023.

Third Quarter 2023 Highlights

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009.

Vinci Partners’ business segments include Private Markets (Private Equity, Real Estate, Infrastructure, Special Situations and Private Credit), Liquid Strategies (Public Equities and Hedge Funds), Investment products and Solutions, Corporate Advisory and Retirement Services. As of September 29, 2023, the firm had R$65 billion of assets under management.

Webcast and Earnings Conference Call

Vinci Partners will host a conference call at 5:00pm ET on Wednesday, November 08, 2023, to announce its third quarter 2023 results.

To access the webcast please visit the Events & Presentations’ section of the Company's website at:

https://ir.vincipartners.com/news-and-events/events-and-presentations.

For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

To access the conference call through dial in, please register at 3Q23 VINP Earnings Dial In to obtain the conference number and access code.

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240

USA Media Contact

Joele Frank, Wilkinson Brimmer Katcher

Kate Thompson

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)+55 (21) 3114-0779

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Segment Earnings

(R$ thousands, unless mentioned)	3Q'22	2Q'23	3Q'23	∆ YoY(%)	3Q'22 YTD	3Q'23 YTD	∆ YoY(%)
Net revenue from management fees	95,361	92,769	104,745	10%	271,861	293,391	8%
Net revenue from advisory fees	7,267	14,050	2,283	(69)%	17,600	20,801	18%
Total Fee Related Revenues	102,628	106,819	107,028	4%	289,461	314,192	9%
Segment personnel expenses	(6,509)	(7,577)	(7,483)	15%	(19,291)	(22,224)	15%
Other G&A expenses	(4,725)	(5,036)	(5,356)	13%	(13,406)	(13,850)	3%
Corporate center expenses	(22,067)	(22,410)	(24,110)	9%	(62,178)	(69,126)	11%
Bonus compensation related to management and advisory	(19,798)	(21,049)	(18,746)	(5)%	(54,337)	(57,857)	6%
Total Fee Related Expenses	(53,099)	(56,071)	(55,695)	5%	(149,211)	(163,056)	9%
FEE RELATED EARNINGS (FRE)[i]	49,529	50,748	51,333	4%	140,250	151,136	8%
FRE Margin (%)	48.3%	47.5%	48.0%		48.5%	48.1%
FRE per shareii (R$/share)	0.89	0.94	0.95	7%	2.52	2.79	10%
Net revenue from performance fees	31	10,765	2,058	6,539%	7,042	14,786	110%
Performance based compensation	(537)	(5,368)	(925)	72%	(2,996)	(7,026)	135%
PERFORMANCE RELATED EARNINGS (PRE)	(506)	5,397	1,133	N/A	4,046	7,760	92%
PRE Margin (%)	N/A	50.1%	55.1%		57.5%	52.5%
(-) Unrealized performance fees	2,571	–	–	N/A	1,935	–	N/A
(+) Unrealized performance compensation	(910)	–	–	N/A	(685)	–	N/A
(+) Realized GP investment income	5,738	4,179	4,699	(18)%	12,709	14,759	16%
SEGMENT DISTRIBUTABLE EARNINGS	56,422	60,324	57,165	1%	158,255	173,655	10%
Segment DE Margin (%)	50.8%	49.5%	50.2%		50.9%	50.5%
(+) Depreciation and amortization	1,223	2,028	1,646	35%	3,183	5,452	71%
(+) Realized financial income	31,726	30,183	12,027	(62)%	76,723	62,299	(19)%
(-) Leasing expenses	(2,297)	(2,517)	(2,394)	4%	(7,169)	(7,542)	5%
(-) Other financial expensesiii	(1,689)	(5,540)	(2,933)	74%	(2,181)	(12,373)	467%
(-) Non-operational expenses	(523)	–	–	N/A	(6,594)	–	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(12,020)	(14,109)	(13,691)	14%	(35,685)	(39,296)	10%
DISTRIBUTABLE EARNINGS (DE)iv	72,842	70,369	51,820	(29)%	186,532	182,195	(2)%
DE Margin (%)	51.0%	46.3%	41.2%		48.1%	44.9%
DE per share (R$/share)	1.32	1.30	0.96	(27)%	3.36	3.36	(0)%
(+) Non-operational expenses[v] (including Income Tax effect)	353	–	–	N/A	5,425	–	N/A
ADJUSTED DISTRIBUTABLE EARNINGS	73,195	70,369	51,820	(29)%	191,957	182,195	(5)%
Adjusted DE Margin (%)	51.3%	46.3%	41.2%		49.5%	44.9%
Adjusted DE per share (R$/share) vi	1.32	1.30	0.96	(27)%	3.45	3.36	(3)%

Total Fee-Related Revenuesvii of R$107.0 million for the quarter ended September 29, 2023, compared to R$102.6 million for the quarter ended September 30, 2022, an increase of 4% year-over year. This increase was attributed management fees 10% growth year-over-year. In the third quarter, as private market funds, such as VCP IV and VICC, closed additional commitments, the platform benefitted from additional catch-up fees, charged retroactively since each fund´s start date. Fee-related revenues were R$314.2 million for the nine months ended September 29, 2023, up 9% when compared to the nine months ended September 30, 2022. This growth was driven by higher levels of both management and advisory fees.

Fee Related Earnings (“FRE”) of R$51.3 million (R$0.95/share) for the quarter ended September 29, 2023, up 4% year-over-year on an absolute basis and 7%-year-over-year on an FRE per share basis when compared the quarter ended September 30, 2022. This growth was primarily driven by catch-up fees in VCP IV and VICC in the quarter. FRE of R$151.1 million (R$2.79/share) for the nine months ended September 29, 2023, up 8% when compared to the nine months ended September 30, 2022, on an absolute basis and 10% on an FRE per share basis.

FRE Marginviii was 48.0% for the quarter ended September 29, 2023, remaining flat when compared to the quarter ended September 30, 2022.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Performance Related Earnings (“PRE”)ix of R$1.1 million for the quarter ended September 29, 2023. Most of our open end funds charge performance fees semiannually, recognizing revenues in June and December, thus first and third quarters usually are expected to show lower levels of performance from domestic open-ended funds. PRE was R$7.8 million for the nine months ended September 29, 2023, an increase of 92% when compared to the nine months ended September 30, 2022.

Segment Distributable Earningsx of R$57.2 million for the quarter ended September 29, 2023, compared to R$56.4 million for the quarter ended September 30, 2022, up 1% year-over-year. Segment Distributable Earnings were R$173.7 million for the nine months ended September 29, 2023, up 10% year-over-year, when compared to the nine months ended September 30, 2022.

Adjusted Distributable Earnings (“DE”) of R$51.8 million (R$0.96/share) for the quarter ended September 29, 2023, compared to R$73.2 million for the quarter ended September 30, 2022, down 29% year-over-year on an absolute basis and 27% year-over-year on an Adjusted DE per share basis. This downturn was attributed to weaker performance from our liquid portfolio this quarter, resulting in reduced contributions from financial income. Adjusted DE was R$182.2 million (R$3.36/share) for the nine months ended September 29, 2023, down 5% when compared to the nine months ended September 30, 2022, on an absolute basis and 3% on an Adjusted DE per share basis.

Adjusted DE Marginxi was 41.2% for the quarter ended September 29, 2023, a 10.1 percentage point decrease compared to 51.3% for the quarter ended September 30, 2022. For the nine months ended September 29, 2023, Adjusted DE Margin reached 44.9%, a decrease of 4.6 percentage points.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Segment Highlights

Private Market Strategies

(R$ thousands, unless mentioned)	3Q'22	2Q'23	3Q'23	∆ YoY (%)	3Q'22 YTD	3Q'23 YTD	∆ YoY (%)
Net revenue from management fees	52,949	57,842	68,323	29%	147,362	184,596	25%
Net revenue from advisory fees	560	275	275	(51)%	1,301	824	(37)%
Total Fee Related Revenues	53,509	58,117	68,597	28%	148,663	185,420	25%
Segment personnel expenses	(3,148)	(3,719)	(3,685)	17%	(8,807)	(10,913)	24%
Other G&A expenses	(2,549)	(2,540)	(2,835)	11%	(7,715)	(6,813)	(12)%
Corporate center expenses	(11,287)	(13,205)	(14,867)	32%	(31,668)	(41,090)	30%
Bonus compensation related to management and advisory	(9,662)	(8,817)	(10,109)	5%	(24,395)	(28,038)	15%
Total Fee Related Expenses	(26,646)	(28,281)	(31,496)	18%	(72,585)	(86,853)	20%
FEE RELATED EARNINGS (FRE)	26,863	29,836	37,102	38%	76,078	98,567	30%
FRE Margin (%)	50.2%	51.3%	54.1%		51.2%	53.2%
Net revenue from performance fees	(2,559)	2,528	464	N/A	(201)	2,999	N/A
Realized performance fees	11	2,528	464	3,965%	1,734	2,999	73%
Unrealized performance fees	(2,571)	–	–	N/A	(1,935)	–	N/A
Performance based compensation	905	(1,118)	(205)	N/A	70	(1,326)	N/A
PERFORMANCE RELATED EARNINGS (PRE)	(1,654)	1,410	259	N/A	(131)	1,673	N/A
PRE Margin (%)	64.6%	55.8%	55.8%		65.1%	55.8%
(-) Unrealized performance fees	2,571	–	–	N/A	1,935	–	N/A
(+) Unrealized performance compensation	(910)	–	–	N/A	(685)	–	N/A
(+) Realized GP investment income	5,738	4,179	4,699	(18)%	12,709	14,759	16%
SEGMENT DISTRIBUTABLE EARNINGS	32,607	35,425	42,059	29%	89,906	114,999	28%
Segment DE Margin (%)	55.0%	56.9%	57.4%		55.7%	57.4%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	27,603	29,367	30,347	10%	27,603	30,347	10%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	24,183	26,076	27,060	12%	24,183	27,060	12%
AVERAGE MANAGEMENT FEE RATE (%)	0.87%	0.85%	0.98%		0.89%	0.90%

Fee related earnings (FRE) of R$37.1 million for the quarter ended September 29, 2023, up 38% year-over-year. This growth was driven by a combination of catch-up fees for VCP IV and VICC, and the positive impact of our strong fundraising efforts over the last twelve months. FRE was R$98.6 million for the nine months ended September 29, 2023, an increase of 30% when compared to the nine months ended September 30, 2022.

Segment Distributable Earnings of R$42.1 million for the quarter ended September 29, 2023, up 29% when compared to the quarter ended September 30, 2022. Segment DE was R$115.0 million over the nine months ended September 29, 2023, up 28% when compared to the nine months ended September 30, 2022, boosted by growth in FRE.

AUM of R$30.3 billion at the end of the third quarter, an increase of 10% year-over-year, driven by strong fundraising, with highlights to Private Equity and Infrastructure.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Investment Products and Solutions

(R$ thousands, unless mentioned)	3Q'22	2Q'23	3Q'23	∆ YoY (%)	3Q'22 YTD	3Q'23 YTD	∆ YoY (%)
Net revenue from management fees	21,692	17,426	17,435	(20)%	62,995	54,014	(14)%
Net revenue from advisory fees	7	8	8	11%	21	23	10%
Total Fee Related Revenues	21,699	17,434	17,443	(20)%	63,016	54,037	(14)%
Segment personnel expenses	(1,075)	(1,575)	(1,397)	30%	(3,980)	(4,126)	4%
Other G&A expenses	(622)	(580)	(611)	(2)%	(1,672)	(2,053)	23%
Corporate center expenses	(4,923)	(3,978)	(3,794)	(23)%	(13,852)	(12,039)	(13)%
Bonus compensation related to management and advisory	(4,125)	(3,551)	(3,645)	(12)%	(11,837)	(11,055)	(7)%
Total Fee Related Expenses	(10,745)	(9,684)	(9,447)	(12)%	(31,341)	(29,273)	(7)%
FEE RELATED EARNINGS (FRE)	10,954	7,750	7,996	(27)%	31,675	24,764	(22)%
FRE Margin (%)	50.5%	44.4%	45.8%		50.3%	45.8%
Net revenue from performance fees	1,167	1,490	13	(99)%	2,194	2,292	4%
Realized performance fees	1,167	1,490	13	(99)%	2,194	2,292	4%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(698)	(745)	(6)	(99)%	(1,142)	(1,067)	(7)%
PERFORMANCE RELATED EARNINGS (PRE)	469	745	6	(99)%	1,052	1,225	16%
PRE Margin (%)	40.2%	50.0%	50.0%		48.0%	53.4%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	11,422	8,495	8,003	(30)%	32,727	25,989	(21)%
Segment DE Margin (%)	50.0%	44.9%	45.8%		50.2%	46.1%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	25,029	24,041	23,560	(6)%	25,029	23,560	(6)%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	24,911	23,940	23,458	(6)%	24,911	23,458	(6)%
AVERAGE MANAGEMENT FEE RATE (%)	0.38%	0.32%	0.33%		0.38%	0.33%

Fee related earnings (FRE) of R$8.0 million for the quarter ended September 29, 2023, down 27% year-over-year. This decline resulted from a shift in the fundraising mix within the IP&S segment and redemptions in a specific pension fund, which carries higher fees. The segment has significantly increased fundraising in the Separate Mandates strategy, that carries lower fees, contributing to the decrease in the average management fee rate. FRE was R$24.8 million over the nine months ended September 29, 2023, a decrease of 22% when compared to the nine months ended September 30, 2022.

Segment Distributable Earnings of R$8.0 million for the quarter ended September 29, 2023, down 30% year-over-year. Segment DE was R$26.0 million over the nine months ended September 29, 2023, a decrease of 21% when compared to the nine months ended September 30, 2022, that posted higher contribution from FRE.

AUM of R$23.6 billion, down 6% year-over-year.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Liquid Strategies

(R$ thousands, unless mentioned)	3Q'22	2Q'23	3Q'23	∆ YoY (%)	3Q'22 YTD	3Q'23 YTD	∆ YoY (%)
Net revenue from management fees	20,720	17,492	18,950	(9)%	61,502	54,735	(11)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	20,720	17,492	18,950	(9)%	61,502	54,735	(11)%
Segment personnel expenses	(1,398)	(1,328)	(1,328)	(5)%	(4,176)	(4,264)	2%
Other G&A expenses	(1,009)	(861)	(867)	(14)%	(2,465)	(2,438)	(1)%
Corporate center expenses	(4,643)	(3,993)	(4,123)	(11)%	(13,438)	(12,192)	(9)%
Bonus compensation related to management and advisory	(4,134)	(3,244)	(3,431)	(17)%	(12,005)	(10,145)	(15)%
Total Fee Related Expenses	(11,185)	(9,426)	(9,749)	(13)%	(32,084)	(29,039)	(9)%
FEE RELATED EARNINGS (FRE)	9,535	8,066	9,202	(3)%	29,418	25,696	(13)%
FRE Margin (%)	46.0%	46.1%	48.6%		47.8%	46.9%
Net revenue from performance fees	1,424	6,747	1,582	11%	5,049	9,495	88%
Realized performance fees	1,424	6,747	1,582	11%	5,049	9,495	88%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(743)	(3,505)	(713)	(4)%	(1,924)	(4,633)	141%
PERFORMANCE RELATED EARNINGS (PRE)	681	3,242	869	28%	3,125	4,862	56%
PRE Margin (%)	47.8%	48.0%	54.9%		61.9%	51.2%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	10,216	11,308	10,070	(1)%	32,543	30,558	(6)%
Segment DE Margin (%)	46.1%	46.7%	49.0%		48.9%	47.6%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	10,760	11,472	11,288	5%	10,760	11,288	5%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	10,606	11,278	11,089	5%	10,606	11,089	5%
AVERAGE MANAGEMENT FEE RATE (%)	0.86%	0.70%	0.71%		0.79%	0.73%

Fee related earnings (FRE) of R$9.2 million for the quarter ended September 29, 2023, down 3% year-over-year. This decrease can be attributed to a shift in the fee mix, as the macroeconomic landscape has been conductive to the expansion of Exclusive Mandates strategy, which carries lower fees. FRE was R$25.7 million over the nine months ended September 29, 2023, a decrease of 13% when compared to the nine months ended September 30, 2022.

Performance related earnings (PRE) of R$869 thousands for the quarter ended September 29, 2023, up 28% year-over-year. PRE was R$4.9 million over the nine months ended September 29, 2023, an increase of 56% when compared to the nine months ended September 30, 2022.

Segment Distributable Earnings of R$10.1 million for the quarter ended September 29, 2023, down 1% year-over-year. Segment DE was R$30.6 million over the nine months ended September 29, 2023, a decrease of 6% when compared to the nine months ended September 30, 2022, as consequence of reduction in contributions from FRE.

AUM was R$11.3 billion at the end of the second quarter, up 5% year-over-year.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Corporate Advisory

(R$ thousands, unless mentioned)	3Q'22	2Q'23	3Q'23	∆ YoY (%)	3Q'22 YTD	3Q'23 YTD	∆ YoY (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	6,700	13,768	2,000	(70)%	16,279	19,954	23%
Total Fee Related Revenues	6,700	13,768	2,000	(70)%	16,279	19,954	23%
Segment personnel expenses	(502)	(525)	(491)	(2)%	(1,537)	(1,487)	(3)%
Other G&A expenses	(82)	(241)	(229)	179%	(456)	(544)	19%
Corporate center expenses	(1,121)	(1,120)	(1,206)	8%	(3,127)	(3,456)	11%
Bonus compensation related to management and advisory	(1,379)	(4,735)	(623)	(55)%	(3,587)	(6,381)	78%
Total Fee Related Expenses	(3,084)	(6,622)	(2,548)	(17)%	(8,707)	(11,868)	36%
FEE RELATED EARNINGS (FRE)	3,616	7,146	(548)	N/A	7,572	8,086	7%
FRE Margin (%)	54.0%	51.9%	N/A		46.5%	40.5%
SEGMENT DISTRIBUTABLE EARNINGS	3,616	7,146	(548)	N/A	7,572	8,086	7%
Segment DE Margin (%)	54.0%	51.9%	N/A		46.5%	40.5%

Fee related earnings (FRE) of negative R$548 thousands for the quarter ended September 29, 2023. FRE was R$8.1 million over the nine months ended September 29, 2023, an increase of 7% when compared to the nine months ended September 30, 2022.

Segment Distributable Earnings over the nine months ended September 29, 2023, were R$8.1 million, an increase of 7% year-over-year when compared to the nine months ended September 30, 2022.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Retirement Services

(R$ thousands, unless mentioned)/	3Q'22	2Q'23	3Q'23	∆ YoY (%)	3Q'22 YTD	3Q'23 YTD	∆ YoY (%)
Net revenue from management fees	–	9	38	N/A	–	47	N/A
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	–	9	38	N/A	–	47	N/A
Segment personnel expenses	(386)	(429)	(582)	51%	(791)	(1,433)	81%
Other G&A expenses	(463)	(814)	(815)	76%	(1,098)	(2,003)	82%
Corporate center expenses	(92)	(112)	(121)	31%	(92)	(348)	276%
Bonus compensation related to management and advisory	(500)	(703)	(939)	88%	(2,514)	(2,239)	(11)%
Total Fee Related Expenses	(1,441)	(2,058)	(2,456)	70%	(4,496)	(6,023)	34%
FEE RELATED EARNINGS (FRE)	(1,441)	(2,049)	(2,418)	68%	(4,496)	(5,976)	33%
FRE Margin (%)	N/A	N/A	N/A		N/A	N/A
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	N/A	–	–	N/A
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	N/A	–	–	N/A
PRE Margin (%)	N/A	N/A	N/A		N/A	N/A
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	(1,441)	(2,049)	(2,418)	68%	(4,496)	(5,976)	33%
Segment DE Margin (%)	N/A	N/A	N/A		N/A	N/A

ASSETS UNDER MANAGEMENT (AUM R$millions)	–	15	37	N/A	–	–	N/A
AVERAGE MANAGEMENT FEE RATE (%)	–	0.42%	0.60%		–	0.56%

Fee Related Earnings (FRE) of negative R$2.4 million for the quarter ended September 29, 2023. FRE was negative R$6.0 million to the nine months ended September 29, 2023.

VRS started to contribute to AUM numbers and management fee revenues in the 2Q’23.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Income Statement

(R$ thousands, unless mentioned)	3Q'22	2Q'23	3Q'23	∆ YoY (%)	3Q'22 YTD	3Q'23 YTD	∆ YoY (%)
REVENUES
Net revenue from management fees	95,361	92,769	104,745	10%	271,861	293,391	8%
Net revenue from performance fees	31	10,765	2,058	6,539%	7,042	14,786	110%
Realized performance fees	2,602	10,765	2,058	(21)%	8,977	14,786	65%
Unrealized performance fees	(2,571)	–	–	N/A	(1,935)	–	N/A
Net revenue from advisory	7,267	14,050	2,283	(69)%	17,600	20,801	18%
Total net revenues from services rendered	102,659	117,584	109,086	6%	296,503	328,978	11%
EXPENSES
Bonus related to management and advisory	(19,798)	(21,049)	(18,746)	(5)%	(54,337)	(57,857)	6%
Performance based compensation	(537)	(5,368)	(925)	72%	(2,996)	(7,026)	135%
Realized	(1,448)	(5,368)	(925)	(36)%	(3,682)	(7,026)	91%
Unrealized	910	–	–	N/A	685	–	N/A
Total compensation and benefitsxii	(20,335)	(26,417)	(19,671)	(3)%	(57,332)	(64,883)	13%
Segment personnel expenses	(6,509)	(7,577)	(7,483)	15%	(19,291)	(22,224)	15%
Other general and administrative expenses	(4,725)	(5,036)	(5,356)	13%	(13,406)	(13,850)	3%
Corporate center expenses	(22,067)	(22,410)	(24,110)	9%	(62,178)	(69,126)	11%
Total expenses	(53,636)	(61,439)	(56,620)	6%	(152,207)	(170,082)	12%
Operating profit	49,023	56,145	52,466	7%	144,296	158,896	10%
OTHER ITEMS
GP Investment income	9,673	34,651	(3,347)	N/A	(1,707)	11,104	N/A
Realized gain from GP investment income	5,738	4,179	4,699	(18)%	12,709	14,759	16%
Unrealized gain from GP investment income	3,935	30,472	(8,046)	N/A	(14,416)	(3,655)	(75)%
Financial income	31,701	30,183	12,027	(62)%	77,602	62,299	(20)%
Realized gain from financial income	31,726	30,183	12,027	(62)%	76,723	62,299	(19)%
Unrealized gain from financial income	(25)	–	–	N/A	879	–	N/A
Leasing expenses	(2,297)	(2,517)	(2,394)	4%	(7,169)	(7,542)	5%
Other itemsxiii	(1,689)	(11,573)	(11,442)	577%	(2,181)	(22,864)	948%
Share Based Plan	(5,609)	(3,493)	(5,118)	(9)%	(8,813)	(10,718)	22%
Non-operational expenses	(523)	–	–	N/A	(6,594)	–	N/A
Total Other Items	31,256	47,251	(10,274)	N/A	51,138	32,279	(37)%
Profit before income taxes	80,279	103,396	42,192	(47)%	195,433	191,175	(2)%
(-) Income taxes	(11,072)	(11,844)	(10,375)	(6)%	(34,522)	(35,100)	2%
NET INCOME	69,207	91,552	31,817	(54)%	160,911	156,075	(3)%
(+) Non-operational expenses including income tax related to realized expense	353	–	–	N/A	5,425	–	N/A
(-) Contingent consideration adjustment related to acquisitionsxiv	–	4,804	5,655		–	7,785
ADJUSTED NET INCOME	69,560	96,356	37,472	(46)%	166,335	163,860	(1)%

Total net revenues from services rendered of R$109.1 million for the quarter ended September 29, 2023, up 6% year-over-year. This growth was primarily driven by additional commitments closed in the 3Q’23 for VCP IV and VICC, which charged retroactive fees since the inception of each fund. Net revenues for the nine months ended September 29, 2023, were R$329.0 million, representing a 11% increase when compared to the nine months ended September 30, 2022.

•	Management fee revenues of R$104.7 million for the quarter ended September 29, 2023, up 10% year-over-year, as the platform benefited from additional catch-up fees in Private Markets funds this quarter.

•	Performance fee revenues of R$2.1 million for the quarter ended September 29, 2023. Performance fee revenues of R$14.8 for the nine months ended September 29, 2023, an increase of 110% when compared to the six months ended September 30, 2022.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

•	Advisory fee revenues of R$2.3 million for the quarter ended September 29, 2023, compared to R$7.3 million for the quarter ended September 30, 2022, a decrease of 69% year-over-year. Advisory revenues for the nine months ended September 29, 2023, were R$20.8 million, up 18% when compared to the nine months ended September 30, 2022.

Total expenses for the quarter ended September 29, 2023, of R$56.6 million, compared to R$53.6 million for the quarter ended September 30, 2022, an increase of 6% year-over-year. Disregarding bonus compensation, total expenses totaled R$36.9 million, up 11% year-over-year, with the incorporation of Vinci SPS contributing significantly to the overall increase. Total expenses for the nine months ended September 29, 2023, were R$170.1 million, up 12% when compared to the nine months ended September 30, 2022.

•	Bonus related to management and advisory fees of R$18.7 million for the quarter ended September 29, 2023, compared to R$19.8 million for the quarter ended September 30, 2022, a decrease of 5% year-over-year. Bonus related to management and advisory was R$57.9 million for the nine months ended September 29, 2023, up 6% year-over-year, when compared to the nine months ended September 30, 2022.

•	Performance based compensation of R$925 thousands for the quarter ended September 29, 2023, compared to R$537 thousands for the quarter ended September 30, 2022, an increase of 72% year-over-year. Performance based compensation for the nine months ended September 29, 2023, was R$7.0 million, an increase of 135% when compared to the nine months ended September 30, 2022.

•	Segment personnel expensesxv of R$7.5 million for the quarter ended September 29, 2023, compared to R$6.5 million for the quarter ended September 30, 2022, an increase of 15% year-over-year. Segment personnel expenses for the nine months ended September 29, 2023, was R$22.2 million, up 15% when compared to the nine months ended September 30, 2022.

•	Corporate center expensesxvi of R$24.1 million for the quarter ended September 29, 2023, compared to R$22.1 million for the quarter ended September 30, 2022, an increase of 9% year-over-year. Corporate center expenses for the nine months ended September 29, 2023, were R$69.1 million, up 11% year-over-year, when compared to the nine months ended September 30, 2022.

•	Other general and administrative expensesxvii of R$5.4 million for the quarter ended September 29, 2023, compared to R$4.7 million for the quarter ended September 30, 2022, an increase of 13% year-over-year. Other G&A expenses for the nine months ended September 29, 2023, were R$13.9 million, up 3% when compared to the nine months ended September 30, 2022.

Operating Profit of R$52.5 million for the quarter ended September 29, 2023, compared to R$49.0 million for the quarter ended September 30, 2022, an increase of 7% year-over-year. Operating profit for the nine months ended September 29, 2023, was R$158.9 million, up 10% when compared to the nine months ended September 30, 2022.

GP Investment incomexviii, a result of the company’s GP investments in its proprietary private market funds, was negative R$3.3 million for the quarter ended September 29, 2023, compared to R$9.7 million for the quarter ended September 30, 2022, following the mark-to-market depreciation of proprietary REIT position in the current quarter. GP

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Investment income for the nine months ended September 29, 2023, was R$11.1 million compared to negative R$1.7 million for the nine months ended September 30, 2022.

Financial Incomexix of R$12.0 million for the quarter ended September 29, 2023, down 62% when compared to R$31.7 million for the quarter ended September 30, 2022. This quarter, global markets experienced a short-term adjustment in long-duration interest rates due to a prolonged rate hike in the US and also an excess supply of bonds by the US Treasury. Despite a positive 2Q’23, marked by the start of an interest rates easing cycle, Brazil suffered from this short-term adjustment in interest rates in the 3Q’23, adversely affecting mark-to-market values and, consequently, our liquid portfolio. Financial income for the nine months ended September 29, 2023, was R$62.3 million, down 20% when compared to the nine months ended September 30, 2022.

Leasing Expensesxx of R$2.4 million for the quarter ended September 29, 2023, compared to R$2.3 million for the quarter ended September 30, 2022, up 4% year-over-year.

Other Items of negative R$11.4 million for the quarter ended September 29, 2023. Other items comprise the income/(loss) generated by contingent consideration adjustment and financial expenses related to acquisitions.

Share Based Plan expensesxxi of R$5.1 million for the quarter ended September 29, 2023. In the nine months ended September 29, 2023, share based plan expenses accounted for R$10.7 million.

Profit before income taxes of R$42.2 million for the quarter ended September 29, 2023, compared to R$80.3 million for the quarter ended September 30, 2022, a decrease of 47% year-over-year. Profit before income taxes for the nine months ended September 29, 2023, was R$191.2 million, a decrease of 2% when compared to the nine months ended September 30, 2022.

Income Taxesxxii of R$10.4 million for the quarter ended September 29, 2023, which represented an effective tax rate for the quarter of 25%, compared to R$11.1 million for the quarter ended September 30, 2022, which represented an effective tax rate of 14%, representing an increase of 10.8 percentage points year-over-year, a consequence of our weaker financial result this quarter, backed by the mark-to-market depreciation effect across our balance sheet’s position in Listed REITs and lower financial gains from our liquid’s portfolio.

Contingent consideration adjustment related to acquisitions, after tax, of R$5.7 million for the quarter ended September 29, 2023. Contingent consideration adjustment related to Vinci SPS’ acquisition reflects the change in earn out’s fair value to be paid in 2027.

Adjusted Net Income of R$37.5 million for the quarter ended September 29, 2023, compared to R$69.6 million for the quarter ended September 30, 2022, a decrease of 46% year-over-year. Adjusted Net Income was R$163.9 million for the nine months ended September 29, 2023, down 1% when compared to the nine months ended September 30, 2022.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Supplement Details

Assets Under Management (AUM)xxiii Rollforward – R$ millions

For the Three Months Ended September 29, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Private Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	13,511	8,672	24,041	2,431	6,008	5,308	2,800	15	2,108	64,895
(+/-) Capital Subscription / (capital return)	551	–	–	273	187	(59)	–	–	(116)	836
(+) Capital Subscription	638	–	–	331	305	–	–	–	3	1,277
(-) Capital Return	(86)	–	–	(58)	(118)	(59)	–	–	(119)	(441)
(+) Acquisitions	–	–	–	–	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	–	(103)	(697)	–	8	8	48	21	–	(715)
(+/-) Appreciation / (depreciation)	(91)	(124)	216	27	17	77	(5)	0	99	216
Ending Balance	13,971	8,445	23,560	2,731	6,220	5,335	2,843	37	2,091	65,231

For the Twelve months Ended September 29, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Private Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	13,650	7,868	25,029	1,505	5,888	4,465	2,892	–	2,096	63,392
(+/-) Capital Subscription / (capital return)	1,025	–	55	1,139	(31)	238	–	–	(300)	2,127
(+) Capital Subscription	1,286	–	55	1,275	409	500	–	–	50	3,575
(-) Capital Return	(261)	–	(0)	(136)	(439)	(262)	–	–	(350)	(1,448)
(+) Acquisitions	–	–	–	–	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	–	123	(2,273)	–	(100)	278	(318)	36	–	(2,254)
(+/-) Appreciation / (depreciation)	(705)	454	749	87	464	354	269	1	296	1,967
Ending Balance	13,971	8,445	23,560	2,731	6,220	5,335	2,843	37	2,091	65,231

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fee Earning Assets Under Management (FEAUM) Rollforward – R$ millions

For the Three Months Ended September 29, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Private Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	10,268	8,623	23,940	2,383	6,008	5,308	2,655	15	2,108	61,310
(+/-) Capital Subscription / (capital return)	526	–	–	273	187	(59)	–	–	(116)	811
(+) Capital Subscription	638	–	–	331	305	–	–	–	3	1,277
(-) Capital Return	(111)	–	–	(58)	(118)	(59)	–	–	(119)	(466)
(+) Acquisitions	–	–	–	–	–	–	–		–	–
(+/-) Net Inflow / (outflow)	–	(103)	(697)	–	8	8	48	21	–	(715)
(+/-) Appreciation / (depreciation)	(62)	(125)	216	27	17	77	(9)	0	99	239
Ending Balance	10,733	8,395	23,458	2,682	6,220	5,335	2,694	37	2,091	61,644

For the Twelve months Ended September 29, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Private Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	10,288	7,805	24,911	1,447	5,888	4,465	2,801	–	2,096	59,700
(+/-) Capital Subscription / (capital return)	1,001	–	55	1,145	(31)	238	–	–	(300)	2,108
(+) Capital Subscription	1,274	–	55	1,275	409	500	–	–	50	3,562
(-) Capital Return	(273)	–	(0)	(130)	(439)	(262)	–	–	(350)	(1,454)
(+) Acquisitions	–	–	–	–	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	–	131	(2,217)	–	(100)	278	(359)	36	–	(2,232)
(+/-) Appreciation / (depreciation)	(556)	460	710	90	464	354	252	1	296	2,069
Ending Balance	10,733	8,395	23,458	2,682	6,220	5,335	2,694	37	2,091	61,644

Accrued Performance Fees – Private Market Funds

(R$ mm)	2Q’23	Unrealized Performance Fees	Realized Distributions	3Q’23
Private Equity	163.7	21.1	-	184.8
Infrastructure	16.9	(0.8)	-	16.1
Total	180.6	25.4	-	201.0

Vinci Partners recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement.

The fund FIP Infra Transmissão in Infrastructure had R$15.5 million as of the end of the second quarter of 2023 booked as unrealized performance fees in the company´s balance sheet.

Accrued performance fees shown for Private Equity funds of R$184.8 million and for others Infrastructure funds of R$0.6 million as of the end of the third quarter of 2023 have not been booked as unrealized performance fees in the company´s balance sheet.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Investment Records – IP&S, Liquid Strategies, Private Credit and Listed REIT

Fund	Segment	NAVxxiv (R$ millions)	3Q23	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	357.5	2.0%	9.5%	12.3%	24.3%	CDIxxv	CDI
Atlas Strategyxxvi	Hedge Funds	290.0	0.4%	5.6%	4.0%	14.2%	CDI	CDI
Vinci Total Return	Hedge Funds	227.2	(1.8)%	13.9%	7.9%	18.9%	IPCAxxvii+ Yield IMA-Bxxviii	IPCA + Yield IMA-B
Mosaico Strategyxxix	Public Equities	809.3	(0.8)%	10.5%	3.7%	(0.0)%	IBOVxxx	IBOV
Vinci Gas Dividendos FIA	Public Equities	493.9	(1.2)%	5.9%	4.5%	11.0%	IBOV	IBOV
Vinci Valorem FIM	IP&S	1,591.5	1.0%	9.0%	10.7%	20.1%	IMA-B 5	IMA-B 5
Equilibrio Strategyxxxi	IP&S	2,604.3	1.3%	8.8%	10.4%	18.8%	IPCA	-
Vinci Retorno Real FIM	IP&S	191.8	(1.8)%	8.5%	9.5%	22.0%	IMA-B	IMA-B
Vinci Crédito Imobiliário I	Private Credit	112.6	2.7%	8.7%	12.9%	22.7%	IPCA	IPCA + 7.785%
Vinci Crédito Imobiliário II	Private Credit	821.6	(0.9)%	10.1%	11.0%	22.8%	IPCA	IPCA + 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Private Credit	125.7	3.6%	9.1%	12.9%	27.4%	CDI	CDI
Vinci Energia Sustentável	Private Credit	586.6	1.5%	10.0%	9.9%	19.7%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Private Credit	352.2	2.3%	6.8%	8.7%	23.3%	CDI	IPCA + 5%
VISC11	Real Estate (listed REIT)	2,190.6	1.7%	20.0%	16.7%	37.5%	IFIXxxxii	IPCA + 6%
VILG11	Real Estate (listed REIT)	1,595.4	(1.6)%	13.9%	5.2%	19.5%	IFIX	IPCA + 6%
VINO11	Real Estate (listed REIT)	139.5	(7.9)%	(5.1)%	(7.7)%	(15.8)%	IFIX	IPCA + 6%
VIFI11	Real Estate / Private Credit (listed REIT)	67.2	6.4%	30.1%	21.5%	36.9%	IFIX	IFIX
VIUR11	Real Estate (listed REIT)	215.5	(1.2)%	11.2%	11.1%	20.2%	IFIX	IPCA + 6%
VCRI11	Real Estate / Private Credit (listed REIT)	146.9	(1.1)%	3.0%	8.1%	3.9%	IFIX	IPCA + Xxxxiii%
VICA11	Real Estate / Private Credit (REIT)	375.3	0.2%	(0.0)%	0.5%	1.5%	IFIX	CDI + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Estate (REIT)	59.3	3.1%	16.1%	12.6%	30.2%	IFIX	IFIX
VIGT11	Infrastructure (listed)	654.2	(0.3)%	8.1%	0.9%	(2.7)%	-	-

Benchmark	3Q23	YTD	12 M	24 M
IBOV	(1.3)%	6.2%	5.9%	5.0%
CDI	3.2%	9.9%	13.4%	25.8%
IMA-B 5	1.7%	8.9%	11.6%	22.0%
IPCA + Yield IMA-B	1.8%	8.2%	11.1%	27.0%
IPCA	0.6%	3.5%	5.2%	12.7%
IFIX	2.0%	12.3%	7.6%	18.5%

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Investment Records – Closed End Private Markets fundsxxxiv

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOICxxxv] (BRL)	Gross MOIC (USD)	Gross IRRxxxvi (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,065	136	5,200	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,063	1,892	2,274	4,167	2.0x	1.1x	10.5%	1.4%
VCP III	Private Equity	2018	4,000	2,236	49	4,191	4,240	1.8x	1.8x	36.2%	31.8%
VCP IV	Private Equity	2022	1,916	–	–	–	–	–	–	–	–
VCP Strategyxxxvii	Private Equity		9,531	5,505	7,006	6,601	13,607	2.5x	2.2x	64.7%	70.2%
NE Empreendedor	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	93	144	237	1.8x	1.5x	19.4%	13.1%
VIR IV	Private Equity	2020	1,000	375	151	348	499	1.3x	1.4x	28.5%	36.5%
VIR Strategyxxxviii	Private Equity		1,276	522	270	492	762	1.5x	1.5x	22.4%	28.5%
SPS I	Vinci SPS	2018	128	188	180	144	324	1.7x	1.5x	26.2%	19.6%
SPS II	Vinci SPS	2020	671	1,004	700	767	1,467	1.5x	1.5x	26.7%	29.4%
SPS III	Vinci SPS	2021	1,070	549	92	589	681	1.2x	1.3x	30.0%	35.4%
SPS Strategy[xxxix]	Vinci SPS		1,869	1,741	971	1,501	2,472	1.4x	1.5x	27.0%	27.5%
FIP Transmissãoxl	Infrastructure	2017	211	104	256	120	375	3.6x	2.8x	59.8%	44.9%
VIASxli	Infrastructure	2021	386	350	–	409	409	1.2x	1.2x	22.0%	28.1%
VICCxlii	Infrastructure	2023	1,291	–	–	–	–	–	–	–	–
VFDLxliii	Real Estate	2021	422	189	6	209	215	1.1x	1.2x	14.8%	17.4%
Vinci Credit Infraxliv	Private Credit	2022	1,400	438	–	448	448	1.1x	1.1x	NM	NM

Shareholder Dividends

($ in thousands)	1H21	3Q'21	4Q'21	1Q’22	2Q’22	3Q'22	4Q’22	1Q’23	2Q'23	3Q’23
Distributable Earnings (R$)	101,976	61,743	68,515	53,255	60,435	72,842	55,792	60,006	70,369	51,820
Distributable Earnings (US$)xlv	19,397	11,377	13,637	10,615	11,795	14,281	10,618	11,994	14,290	10,647
DE per Common Share (US$)xlvi	0.34	0.20	0.24	0.19	0.21	0.26	0.19	0.22	0.26	0.20
Actual Dividend per Common Sharexlvii	0.30	0.16	0.20	0.17	0.17	0.20	0.17	0.16	0.20	0.17
Record Date	Sep 01, 2021	Dec 01, 2021	Mar 10, 2022	May 24, 2022	Aug 25, 2022	Nov 23, 2022	Mar 01, 2023	May 25, 2023	Aug 24, 2023	Nov 22, 2023
Payable Date	Sep 16, 2021	Dec 16, 2021	Mar 24, 2022	Jun 08, 2022	Sep 09,2022	Dec 08, 2022	Mar 15, 2023	Jun 09, 2023	Sep 08, 2023	Dec 07, 2023

Vinci Partners generated R$0.96 or US$0.20 of Distributable Earnings per common share for the third quarter of 2023. The company declared a quarterly dividend of US$0.17 per common share to record holders as of November 22, 2023; payable on December 07, 2023.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Share Summary

VINP Shares	1Q'21	2Q'21	3Q'21	4Q'21	1Q’22	2Q'22	3Q'22	4Q'22	1Q'23	2Q'23	3Q`23
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class Axlviii	42,447,349	42,270,694	42,097,179	41,689,338	41,363,077	41,112,717	40,892,619	40,614,497	40,247,461	39,730,720	39,405,827
Common Shares Outstanding	56,913,588	56,736,933	56,563,418	56,155,577	55,829,316	55,578,956	55,358,858	55,080,736	54,713,700	54,196,959	53,872,066

Common Shares Outstanding as of quarter end of 53,872,066 shares.

•	Repurchased 705,518 common shares in the quarter, with an average share price of US$10.1.

•	Repurchased 3,463,755 common shares since the announcement of the first share repurchase plan, with an average share price of US$10.7.

•	The second share repurchase plan was replaced by a new share repurchase plan initiated on February 14th, 2023, limited to R$60 million.

•	Available authorization remaining was R$12.5 million on September 29, 2023.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

GP Commitment in Vinci Partners funds

(R$ millions, unless mentioned) Fund	Segment	3Q23 Commitments	Total Capital Committed	3Q23 Capital Called	Total Capital Called	Capital Returned/Dividends Paid (3Q23)	Accumulated Capital Returned/Dividends Paid	Fair value of investments
Nordeste III	Private Equity	–	5.0	–	3.1	–	1.6	2.8
VCP III	Private Equity	–	3.1	0.0	2.8	–	–	3.9
VIR IV	Private Equity	–	11.1	0.7	5.4	0.0	1.7	4.2
VCP IV	Private Equity	–	350.0	–	–	–	–	–
FIP Infra Transmissão (co- investment)xlix	Infrastructure	–	29.5	–	8.9	–	20.9	10.2
FIP Infra Transmissão[l]	Infrastructure	–	10.5	–	3.4	–	6.6	10.5
VIAS	Infrastructure	–	50.0	9.7	37.5	–	–	43.6
Vinci Transporte e Logística II	Infrastructure	–	15.0	–	–	–	–	–
Vinci Transporte e Logística I	Infrastructure	–	11.4	–	11.3	–	–	2.9
VICC	Infrastructure	–	100.0	–	–	–	–	–
VFDL	Real Estate	–	70.0	5.6	39.0	–	–	42.6
VIUR	Real Estate	–	67.3	–	67.3	1.5	13.3	54.4
VINO	Real Estate	–	50.0	–	50.0	0.8	5.9	38.4
Vinci FOF Imobiliário	Real Estate	–	16.9	–	16.9	–	0.5	20.7
VCS (VCRI)	Real Estate / Private Credit	–	80.0	–	80.0	2.2	16.5	69.5
Vinci Crédito Agro Fiagro-Imobiliário	Real Estate / Private Credit	–	23.0	–	23.0	0.8	3.4	22.8
Vinci Crédito Infra Institucional	Private Credit	–	100.0	28.5	36.2	–	–	36.4
VSP FIM	IP&S	–	50.0	–	8.8	–	–	10.5
Vinci PIPE FIA	Public Equities	–	25.0	–	25.0	–	–	24.3
Total		–	1,067.8	44.6	418.7	5.3	70.6	398.0

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Reconciliation and Disclosures

Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	3Q'22	2Q'23	3Q'23	3Q'22 YTD	3Q'23 YTD

OPERATING PROFIT	49,023	56,145	52,466	144,296	158,896
(-) Net revenue from realized performance fees	(2,602)	(10,765)	(2,058)	(8,977)	(14,786)
(-) Net revenue from unrealized performance fees	2,571	–	–	1,935	–
(+) Compensation allocated in relation to performance fees	537	5,368	925	2,996	7,026
FEE RELATED EARNINGS (FRE)	49,529	50,748	51,333	140,250	151,136

OPERATING PROFIT	49,023	56,145	52,466	144,296	158,896
(-) Net revenue from management fees	(95,361)	(92,769)	(104,745)	(271,861)	(293,391)
(-) Net revenue from advisory	(7,267)	(14,050)	(2,283)	(17,600)	(20,801)
(+) Bonus related to management and advisory	19,798	21,049	18,746	54,337	57,857
(+) Personnel expenses	6,509	7,577	7,483	19,291	22,224
(+) Other general and administrative expenses	4,725	5,036	5,356	13,406	13,850
(+) Corporate center expenses	22,067	22,410	24,110	62,178	69,126
PERFORMANCE RELATED EARNINGS (PRE)	(506)	5,397	1,133	4,046	7,760

OPERATING PROFIT	49,023	56,145	52,466	144,296	158,896
(-) Net revenue from unrealized performance fees	2,571	–	–	1,935	–
(+) Compensation allocated in relation to unrealized performance fees	(910)	–	–	(685)	–
(+) Realized gain from GP investment income	5,738	4,179	4,699	12,709	14,759
SEGMENT DISTRIBUTABLE EARNINGS	56,422	60,324	57,165	158,255	173,655

NET INCOME	69,207	91,552	31,817	160,911	156,075
(-) Net revenue from unrealized performance fees	2,571	–	–	1,935	–
(+) Income tax from unrealized performance fees	(296)	–	–	(223)	–
(+) Compensation allocated in relation to unrealized performance fees	(910)	–	–	(685)	–
(-) Unrealized gain from GP investment income	(3,935)	(30,472)	8,046	14,416	3,655
(+) Income tax on unrealized gain from GP investment income	7	10	46	(48)	56
(-) Unrealized gain from financial income	25	–	–	(879)	–
(+) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss), after-tax	–	4,804	5,655	–	7,785
(+) Depreciation and amortization³	1,223	2,028	1,646	3,183	5,452
(+) Share Based Plan	5,609	2,248	5,058	8,813	9,413
(-) Income Taxes on Share Based Plan	(659)	199	(448)	(892)	(241)
(+) Non-operational expenses including income tax related to realized expense	353	–	–	5,425	–
ADJUSTED DISTRIBUTABLE EARNINGS	73,195	70,369	51,820	191,957	182,195

TOTAL NET REVENUE FROM SERVICES RENDERED	102,659	117,584	109,086	296,503	328,978
(-) Net revenue from realized performance fees	(2,602)	(10,765)	(2,058)	(8,977)	(14,786)
(-) Net revenue from unrealized performance fees	2,571	–	–	1,935	–
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	102,628	106,819	107,028	289,461	314,192

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Effective Tax Rate Reconciliation

(R$ thousands, unless mentioned)	3Q'22	3Q'23	3Q'22 YTD	3Q'23 YTD
Profit (loss) before income taxes	80,279	42,192	195,433	191,175
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income tax benefit (Expense) at statutory rates	(27,295)	(14,346)	(66,447)	(65,000)
Reconciliation adjustments:
Expenses not deductible	(28)	(542)	(55)	(606)
Tax benefits	32	131	97	173
Share based payments	(71)	(76)	(227)	(329)
Effect of presumed profit of subsidiaries¹ and offshore subsidiaries[li]	16,458	4,498	32,123	30,570
Other additions (exclusions), net	(168)	(40)	(13)	92
Income taxes expenses	(11,072)	(10,375)	(34,522)	(35,100)
Current	(12,501)	(14,370)	(38,058)	(41,492)
Deferred	1,429	3,995	3,536	6,392
Effective tax rate	14%	25%	18%	18%

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Balance Sheet Results

Assets	6/30/2023	9/29/2023
Current assets
Cash and cash equivalents	153,992	184,215
Cash and bank deposits	31,403	38,042
Financial instruments at fair value through profit or loss	122,589	146,173
Financial instruments at fair value through profit or loss	1,182,812	1,131,389
Trade receivables	66,312	66,456
Sub-leases receivable	3,909	4,071
Taxes recoverable	1,921	2,631
Other assets	14,505	19,163
Total current assets	1,423,451	1,407,925

Non-current assets
Financial instruments at fair value through profit or loss	6,423	6,776
Trade receivables	16,904	35,227
Sub-leases receivable	3,149	2,352
Taxes recoverable	294	433
Deferred taxes	10,721	11,923
Other receivables	928	633
	38,419	57,344

Property and equipment	12,980	13,116
Right of use - Leases	60,054	57,849
Intangible assets	193,956	206,035
Total non-current assets	305,409	334,344

TOTAL	1,728,860	1,742,269

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Liabilities and equity	6/30/2023	9/29/2023
Current liabilities
Trade payables	438	563
Deferred Revenue	–	12,498
Leases	24,381	24,381
Accounts payable	7,338	7,601
Labor and social security obligations	52,689	73,763
Loans and Obligations	22,207	66,081
Taxes and contributions payable	19,292	18,880
Total current liabilities	126,345	203,767

Non-current liabilities
Accounts payable	–	–
Leases	54,085	50,035
Labor and social security obligations	2,906	4,439
Loans and Obligations	158,206	111,878
Deferred taxes	7,423	4,630
Retirement plans liabilities	13,401	34,701
	236,021	205,683

Total liabilities	362,366	409,450

Equity
Share capital	15	15
Additional paid-in capital	1,379,255	1,376,255
Treasury shares	(154,247)	(167,872)
Retained Earnings	113,122	91,815
Other reserves	25,556	30,001
	1,363,701	1,330,214

Non-controlling interests in the equity of subsidiaries	2,793	2,605

Total equity	1,366,494	1,332,819

Total liabilities and equity	1,728,860	1,742,269

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

i Fee related earnings, or FRE, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.

ii FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year-to-date values are calculated as the sum of the last three quarters.

iii Other financial expenses include the interest related to Vinci SPS’ acquisition.

iv Distributable Earnings is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.

v Non-operational expenses are composed by expenses related to professional services to matters related to acquisitions and our international corporate organization.

vi Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year-to-date values are calculated as the sum of the last three quarters.

vii Net revenue from Fund Management and Advisory is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

viii FRE Margin is calculated as FRE over total net management and advisory fees.

ix “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory.

x Segment Distributable Earnings is Vinci Partners’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Markets, Liquid Strategies, Investment Products and Solutions, Retirement Services and Corporate Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

xi Adjusted DE Margin is calculated as adjusted DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.

xii “Total compensation and benefits” are the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance-based compensation.

xiii “Other Items” comprise the income/(loss) generated by contingent consideration adjustment and financial expenses related to acquisitions.

xiv “Contingent consideration adjustment related to acquisitions”, after-tax, reflects the change in the earn out’s fair value to be paid in 2027. On September 29, 2023, Vinci revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair value. The variation was recognized as a loss in the financial result.

xv “Segment personnel expenses” are composed of the salary-part compensation paid to employees and partners of our funds’ management teams.

xvi “Corporate center expenses” are composed by the salary-compensation paid to employees and partners of our support teams and other expenses, such as research, risk, legal & compliance, investor relations, operations and ESG.

xvii “Other general and administrative expenses” is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables.

xviii “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments.

xix “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment.

xx “Leasing expenses” include costs from the company’s sub-leasing activities.

xxi “Share Based Plan” is the composition of two benefit programs: SOP (Stok Option Plan) and RSU (Restricted Stock Units). In Stock Option Plan the company concedes to an employee the option to buy stock in the company with stated

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

fixed price. The Restricted Stock Units concedes company shares to an employee through a vesting plan in which RSUs are assigned a fair market value.

xxii Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries is taxed based on deemed profit.

xxiii AUM” refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

xxiv NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund.

xxv CDI is an average of interbank overnight rates in Brazil (daily average for the period).

xxvi Atlas strategy comprises Atlas FIC FIM and Atlas Institucional FIC FIM.

xxvii IPCA is a broad consumer price index measured by the IBGE.

xxviii IMAB is composed by government bonds indexed to IPCA. IMAB 5 also comprises government bonds indexed to

IPCA but only the one´s with up to 5 Years duration.

xxix Mosaico strategy comprises Vinci Mosaico FIA, Vinci Mosaico Institucional FIA and Vinci Mosaico Advisory FIA.

xxx IBOV is the Brazilian stock market most relevant index.

xxxi Equilibrio Strategy comprises IP&S Family of pension plans.

xxxii IFIX is an index composed by listed REITs in the brazilian stock exchange.

xxxiii If IMAB 5 Average is: a) less or equal to 2%, X=3% per year; b) between 2%-4%, X= Average IMAB 5+1% per year; c) Between 4%-5%, X=5% per year; d) greater or equal to 5%, X= IMAB 5 Average.

xxxiv Track record information is presented throughout this release on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III.

xxxv “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

xxxvi “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

xxxvii Total commitments for VCP III include R$1.3 billion in co-investments. Track record presented for the VCP strategy as of 2Q’23, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xxxviii Track record for VIR strategy is presented as of 2Q’23, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xxxix Track record for Vinci SPS strategy is presented as of 3Q’23.

xl Track record for FIP Infra is presented as of 2Q’23.

xli Track record for VIAS is presented as of 2Q’23.

xlii Track record for VICC is presented as of 3Q’23.

xliii Track record for VFDL is presented as of 3Q’23.

xliv Track record for Vinci Credit Infra is presented as of 3Q’23.

xlv US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 4.8673 as of November 07, 2023, when dividends were approved by our Board of Directors.

xlvi Per Share calculations are based on end of period Participating Common Shares.

xlvii Actual dividends per common share are calculated considering the share count as of the applicable record date.

xlviii As of September 29, 2023, Public Float was comprised of 12,487,696 Class A common shares.

xlix The remaining capital committed in FIP Infra Transmissão co-investment will not be called by the fund, which is already in divestment period.

l The remaining capital committed in FIP Infra Transmissão will not be called by the fund, which is already in divestment period.

li Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM